Exhibit 99.1

InterOil Sets First Quarter 2014 Results Conference Call Date

SINGAPORE & PORT MORESBY--(BUSINESS WIRE)--May 5, 2014--InterOil Corporation (NYSE: IOC; POMSoX: IOC) announced that it will release financial and operating results for the first quarter before the market opens for trading on Wednesday, May 14, 2014 with full text of the news release and accompanying financials available on the company’s website at www.interoil.com. A conference call will be held on Wednesday, May 14, 2014, at 7:00 a.m. Central (8:00 a.m. Eastern) to discuss the financial and operating results, as well as the company’s outlook.

The conference call can be heard through a live audio web cast on the company’s website at www.interoil.com or accessed by dialing (800) 230-1092 in the US, or +1 (612) 288-0340 from outside the US. A replay of the broadcast will be available soon afterwards on the website.

About InterOil

InterOil Corporation is an independent oil and gas business with a primary focus on Papua New Guinea. InterOil’s assets include one of Asia’s largest undeveloped gas fields, Elk-Antelope, in the Gulf Province, exploration licences covering about 16,000sqkm, Papua New Guinea’s only oil refinery, and retail and commercial petroleum distribution facilities throughout the country. The company employs more than 1100 people and has its main offices in Singapore and Port Moresby. InterOil is listed on the New York and Port Moresby stock exchanges.

CONTACT:
InterOil Corporation
Investor Contacts:
Houston
Wayne Andrews, +1-281-292-1800
Vice President Capital Markets
Wayne.Andrews@InterOil.com
or
Meg LaSalle, +1-281-292-1800
Investor Relations Coordinator
Meg.LaSalle@InterOil.com
or
Singapore
Don Spector, +65-6507-0222
Chief Financial Officer
Don.Spector@InterOil.com
or
Media Contact:
Cannings
John Hurst, +61 418 708 663
jhurst@cannings.net.au